UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35023 / September 26, 2023

In the Matter of :
:
Onex Falcon Direct Lending BDC Fund, :
Onex Credit Lending Partners I LP, :
Onex Senior Credit Fund, L.P., :
Onex Senior Credit II, LP, :
Onex Capital Solutions (Luxembourg), SCSP, :
Onex Capital Solutions LP, :
Onex Credit High Yield Bond Fund, LP, :
Onex Credit HY LP, :
Onex Credit Proprietary Fund LP, :
Onex Senior Loan Opportunity Fund I, LP, :
Onex Structured Credit Opportunities Fund I, LP, :
P-O Senior Loan Opportunity Fund, LP., :
OCP CLO 2013-4, Ltd., :
OCP CLO 2014-5, Ltd., :
OCP CLO 2014-6, Ltd., :
OCP CLO 2014-7, Ltd., :
OCP CLO 2015-9, Ltd., :
OCP CLO 2015-10, Ltd., :
OCP CLO 2016-11, Ltd., :
OCP CLO 2016-12, Ltd., :
OCP CLO 2017-13, Ltd., :
OCP CLO 2017-14, Ltd. :
OCP CLO 2018-15, Ltd., :
OCP CLO 2019-16, Ltd., :
OCP CLO 2019-17, Ltd., :
OCP CLO 2020-8R, Ltd., :
OCP CLO 2020-18, Ltd., :
OCP CLO 2020-19, Ltd., :
OCP CLO 2020-20, Ltd., :
OCP CLO 2021-21, Ltd., :
OCP CLO 2021-22, Ltd., :
OSD CLO 2021-23, Ltd., :
OCP CLO 2022-24, Ltd., :
OCP CLO 2022-25, Ltd., :
OCP CLO 2023-26, Ltd., :
OSD CLO 2023-27, Ltd., :
OCP Euro CLO 2017-1 Designated Activity Company, :

OCP Euro CLO 2017-2 Designated Activity Company,   :
OCP Euro CLO 2019-3 Designated Activity Company,   :
OCP Euro CLO 2020-4 Designated Activity Company,   :
OCP Euro CLO 2022-5 Designated Activity Company,   :
OCP Euro CLO 2022-6 Designated Activity Company,   :
Falcon Strategic Partners IV, LP,   :
Falcon Strategic Partners V, LP,   :
Falcon Structured Equity Partners, LP,   :
Falcon Private Credit Opportunities VI, LP,   :
Onex Falcon Private Credit Opportunities VII, LP,   :
Onex Falcon Private Credit Opportunities VII (Luxembourg), SCSP,   :
Onex Falcon Direct Lending (Luxembourg), SCSP,   :
Onex Evergreen Credit Master Fund, L.P.,   :
Onex Passive Holdings LLC,   :
OMI Interval Holdings LLC,   :
Onex Credit Partners, LLC,   :
Onex Falcon Investment Advisors, LLC,   :
Onex Credit Management LLC,   :
Onex Credit Partners Europe LLP,   :
Onex Credit Finance Corporation,   :
Onex Credit Finance II Corporation,   :
        :
21 Custom House Street, 10th Floor   :
Boston, MA 02110   :
        :
(812-15462)   :
        :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Onex Falcon Direct Lending BDC Fund, et al. filed an application on May 5, 2023, and an amendment to the application on July 20, 2023, requesting an order to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular, the Prior Order permitted certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On August 30, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34994). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Onex Falcon Direct Lending BDC Fund, et al. (File No. 812-15462) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary